Biopure Corporation
11 Hurley Street
Cambridge, MA 02141
August 14, 2007
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biopure Corporation Application to Withdraw Registration Statement on Form S-2 (Registration No. 333-121151) Originally Filed December 10, 2004
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Biopure Corporation (the “Registrant”) hereby submits this application to the Securities and Exchange Commission (the “Commission”) to withdraw the above-referenced Registration Statement (the “Registration Statement”).
     The Registrant is requesting the withdrawal of the Registration Statement because all securities issued or issuable by the Registrant in offerings to the public since the filing of the Registration Statement have been registered on registration statements on Form S-1 or Form S-3.
     No securities have been sold under the Registration Statement.
     Please forward copies of any order consenting to the withdrawal of the Registration Statement to the undersigned at 11 Hurley Street, Cambridge, MA 02141.
     The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.
     Please contact the undersigned at (617) 234-6511 with any questions you may have.

Sincerely, BIOPURE CORPORATION
By:	/s/ Jane Kober
Jane Kober
Senior Vice President, General Counsel